Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Associate merger Q&A posted Jan. 14

Any early insights on how the new company plans to operate?
The new company will be strongly focused on making money for shareholders. Sears Holdings will be focused on efficient spending and ensuring that every dollar counts. Sears Holdings’ culture will be driven by speed, a sense of urgency and a willingness to accept appropriate business risk.

Will the changes to the pension and 401(k) plans that were announced in January 2004 be affected by the merger?
The pension and 401(k) changes announced in January 2004 were implemented as scheduled on January 1, 2005. As previously communicated, the benefit programs of both companies will be evaluated over the coming months and any changes will be communicated at the appropriate time.

If the 2004 stock options are vested now, when will the 2003 options be vested? And why aren’t they already vested?
The 2004 options vesting schedule was unusual in that there was 100% vesting less than one year after the grant date. The options issued in February 2004 vested in December 2004. Sears broad based stock option grants typically vest three years after the grant date. The February 2003 stock options are currently unvested and are scheduled to become vested in February 2006. However, under the terms of the merger agreement, your unvested stock options, which include the February 2003 grant, will immediately become vested in connection with the merger. You will receive a cash payment for all unexercised options you hold at that time, based on the excess (if any) of the “blended merger price” over the exercise price of your options.